United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of March, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: March 4, 2014

IR Contact Information: ir@gruma.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, March 4, 2014	www.gruma.com

STANDARD & POOR'S UPGRADES GRUMA TO 'BB+'
FROM 'BB'; OUTLOOK STABLE

San Pedro Garza Garcia, N.L., Mexico; March 4, 2014 - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) informs that today Standard & Poor's Ratings Services (''S&P''), based on GRUMA's improved financial policy and performance, raised its global scale corporate credit and debt ratings to 'BB+' from 'BB'. The recovery rating on GRUMA's perpetual bonds remains unchanged at '3'. The outlook of the rating is stable.

The communication on which S&P announced such upgrade reads as follows:

''...

The upgrade reflects our view of Gruma's financial policy, which we believe has moderated during the past few years. The company's commitment to reduce debt and improve profitability, especially after the buyout of the stake that Archer Daniels Midland Co. (ADM) used to hold in Gruma, strengthened its EBITDA margin and key financial ratios by the end of 2013. We expect this trend will continue throughout 2014 until the company reaches its leverage metric target of 2.0x. Once this target is achieved, we expect Gruma to maintain its financial policy in line with expectations and keep its growth strategy conservative by focusing on its core businesses and no significant external funding to finance it.

....''

ABOUT GRUMA
GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production of corn flour, tortillas, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania and exports to more than 100 countries worldwide. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 19,000 employees and 85 plants. In 2013, GRUMA had net sales of US$4.1 billion (excluding the Venezuelan operations), of which 61% came from non-Mexican operations. For further information please visit www.gruma.com.